UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Seawell Limited
(Exact Name of Registrant as Specified in Its Charter)

Bermuda	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda	N/A
(Address of Principal Executive Offices)	(Zip Code)

Second Amended and Restated Allis-Chalmers Energy Inc. 2006 Incentive Plan
Allis-Chalmers Energy Inc. 2003 Incentive Stock Plan (as amended)
Seawell Limited 2010 Long-Term Incentive Plan
Seawell Limited 2007 Share Option Scheme
(Full title of the plan)

Max Bouthillete
Seawell Management (US) LLC
11125 Equity Drive
Suite 200
Houston, TX 77041
United States
 (Name and address of agent for service)

 (713) 856-2394
(Telephone number, including area code, of agent for service)
____________________________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Common Shares, $2.00 par value per share	5,292,521	$6.07	$32,125,602	$3,729.78

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the number of common shares, par value $2.00 per share (“Common Shares”), of Seawell Limited (“Seawell”) to be

registered hereunder includes such indeterminate number of additional Common Shares that may become issuable in accordance with any adjustment and anti-dilution provisions of the applicable plan.

(2)
Estimated pursuant to paragraphs (c) and (h) of Rule 457 under the Securities Act solely for the purpose of calculating the registration fee, based upon the average of the high and low sales prices of Common Shares on February 23, 2011, as reported on the Oslo Stock Exchange, and the Norwegian kroner to U.S. dollar exchange rate on February 23, 2011.

(3)
This Registration Statement covers the issuance of an aggregate of 5,292,521 Common Shares, comprised of (a) 1,225,424 Common Shares issuable under the Second Amended and Restated Allis-Chalmers Energy Inc. 2006 Incentive Plan and registered by Allis-Chalmers Energy Inc. prior to the Merger (as defined below) on a Registration Statement on Form S-8 (File No. 333-163072), filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2009, (b) 787,097 Common Shares issuable under the Allis-Chalmers Energy Inc. 2003 Incentive Stock Plan (as amended) registered by Allis-Chalmers Energy Inc. prior to the Merger on a Registration Statement on Form S-8 (File No. 333-127092), filed with the SEC on August 2, 2005, (c) 500,000 Common Shares issuable under the Seawell Limited 2007 Share Option Scheme and (d) 2,780,000 Common Shares issuable under the Seawell Limited 2010 Long-Term Incentive Plan.

EXPLANATORY STATEMENT

On February 23, 2011, pursuant to an Agreement and Plan of Merger, dated as of August 12, 2010, by and among Allis-Chalmers Energy Inc., a Delaware corporation (“Allis-Chalmers”), Seawell Limited, a Bermuda corporation (“Seawell”), and Wellco Sub Company, a Delaware corporation and wholly owned subsidiary of Seawell (“Wellco”), as amended by the Amendment Agreement, dated as of October 1, 2010, by and among Allis-Chalmers, Seawell and Wellco (as so amended, the “Merger Agreement”), Allis-Chalmers merged with and into Wellco, with Wellco continuing as the surviving entity under the name Allis-Chalmers Energy Inc. (the “Merger”). Pursuant to the Merger Agreement, each outstanding option issued under Allis-Chalmers’ Second Amended and Restated 2006 Incentive Stock Plan, as amended (the “2006 Incentive Plan”), and 2003 Incentive Stock Plan, as amended (together with the 2006 Incentive Plan, the “Incentive Plans”), to purchase shares of common stock of Allis-Chalmers was converted into the right to receive cash or a fully vested and exercisable option to purchase the number of Seawell Common Shares obtained by multiplying the number of Allis-Chalmers shares subject to the option by the 1.15 exchange ratio set forth in the Merger Agreement.  This Registration Statement on Form S-8 is filed by Seawell for the purpose of registering 5,292,521 Common Shares issuable pursuant to (a) awards assumed by Seawell granted under the Incentive Plans, (b) awards granted under the Seawell Limited 2007 Share Option Scheme and (c) awards granted under the Seawell Limited 2010 Long-Term Incentive Plan.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Information required by Part I to be contained in the Section 10(a) Prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act of 1933, and the “Note” to Part I of Form S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

The Merger is being accounted for under the purchase method of accounting. Under the purchase method of accounting, the aggregate fair value of the consideration paid by Seawell in connection with the Merger will be allocated to the net tangible and intangible assets of Allis-Chalmers based on their estimated fair value as of the completion of the Merger.  Accordingly, the results of operations of Allis-Chalmers will be included in Seawell’s consolidated results of operations only for periods subsequent to the completion of the Merger.  The following documents, as filed by Seawell with the SEC, are incorporated by reference in this Registration Statement:

(a)
Seawell’s prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act, on January 25, 2011, relating to the registration statement on Form F-4, as amended (Registration No. 333-171724), which contains audited financial statements of Seawell as of December 31, 2009, the latest fiscal year for which such statements have been filed.

All documents subsequently filed by Seawell with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities covered by this Registration Statement have been sold or which deregisters all of the securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part of this document from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this document, will be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this document or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this document modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.  Description of Securities.

The Common Shares that may be issued upon exercise of share incentive awards under the plans are described below. A holder of a share incentive award who has not exercised the award and acquired Common

Shares of Seawell has no rights as a shareholder of Seawell and is not entitled to any dividends, voting rights or other rights associated with the Common Shares.

Seawell has one class of Common Shares which are listed for trading on the Oslo Stock Exchange under the symbol “SEAW.” Each share carries equal rights including an equal voting right at annual or special general meetings of shareholders of Seawell.

The authorized share capital of Seawell is $1,200,000,000 divided into 600,000,000 Common Shares. As of February 22, 2011, 225,400,050 Common Shares each with a par value of $2.00 were issued and outstanding, and up to an additional 104,198,733 shares may be issued pursuant to the Merger. Subject to the provisions of Seawell’s Bye-Laws, Seawell’s board of directors is authorized to issue additional Common Shares, at such times and for such consideration and upon such terms as the board shall determine. The board may from time to time make calls upon shareholders in respect of any amounts unpaid on any such future issuance of Common Shares, but no shareholder can be compelled to contribute more than the original subscription amount for his or her shares.

Issuance of Common Shares

Seawell’s board of directors’ mandate to increase Seawell’s issued share capital is limited to the extent of the authorized share capital of Seawell in accordance with its Memorandum of Association and Bye-Laws, which are in accordance with Bermuda law.

The authorized share capital of Seawell may be increased by an ordinary resolution passed by a simple majority of votes cast at a general meeting of Seawell shareholders.

Transfer of Shares

Specific permission is required from the Bermuda Monetary Authority pursuant to the provisions of the Bermuda Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the Bermuda Monetary Authority has granted a general permission. On June 1, 2005, the Bermuda Monetary Authority granted a general permission for the issue and subsequent transfer of any equity securities of a company listed on an appointed stock exchange from and/or to a non-resident, for as long as any equity securities of such company remain so listed. An appointed stock exchange is a stock exchange so designated pursuant to the Companies Act 1981 of Bermuda, as amended (the “Companies Act”). The Oslo Stock Exchange has been an appointed stock exchange since 1995. Equity securities that are not listed on an appointed stock exchange are not freely transferable and the prior approval of the Bermuda Monetary Authority would be required before such securities can be issued or subsequently transferred. The shares in Seawell are otherwise freely transferable and, subject to the Companies Act, Seawell’s Bye-Laws and any applicable securities laws, there are no restrictions on trading in Seawell’s shares. Seawell’s board of directors, however, under certain conditions as set out in Seawell’s Bye-Laws, may refuse to register a transfer of shares.

Pre-emptive Rights

Seawell’s Bye-Laws do not provide shareholders with pro rata pre-emptive rights to subscribe for any newly issued Common Shares. Additionally, the Companies Act does not provide shareholders with a statutory pre-emption right.

Repurchase of Shares

Seawell’s board of directors can approve the purchase of Common Shares for cancellation or to be held as treasury shares in accordance with Seawell’s Bye-Laws, subject to the rules, if applicable, of any stock exchange or quotation system upon which any of Common Shares are listed at the time.

Capital Reduction

Seawell may by ordinary resolution passed by a simple majority of votes cast at a general meeting of Seawell shareholders cancel Common Shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Voting Rights

Every Seawell shareholder who is present in person or by proxy has one vote for every Common Share of which he is the holder. However, Seawell’s Bye-Laws establish a right to divide the share capital into different classes of shares with varied rights attached to the shares. An ordinary resolution passed by a simple majority of votes cast at a general meeting of Seawell shareholders is required for such alteration of the share capital. Except where a greater majority is required by the Companies Act or the Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast. There is no cumulative voting.

Dividends

Seawell’s board of directors may from time to time declare cash dividends (including interim dividends) or distributions out of contributed surplus to be paid to Seawell’s shareholders according to their rights and interests as appear to the board to be justified by the position of Seawell. Seawell’s board of directors is prohibited by the Companies Act from declaring or paying a dividend, or making a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) Seawell is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of Seawell’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Winding Up

In the event of the winding up and liquidation of Seawell, the liquidator may, with the authority of an extraordinary resolution of the shareholders of Seawell, such resolution requiring approval of not less than two-thirds of the votes cast at a general meeting of Seawell, and any other sanction required by the Companies Act, divide among the shareholders in specie or kind all or any part of the assets of Seawell and may for such purposes set such values as he deems fair upon any property to be divided and may determine how such division is to be carried out between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest all or part of Seawell’s assets in trustees upon such trust for the benefit of the shareholders, however, no shareholder will be compelled to accept any shares or other assets in respect of which there is any liability.

Exchange Controls

Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. This means that non-Norwegian resident shareholders may receive dividend payments without a Norwegian exchange control consent as long as the payment is made through a licensed bank.

Amendment of Memorandum of Association

The Companies Act provides that the memorandum of association of a company may be amended by a resolution passed by a simple majority of the votes cast at a general meeting of shareholders of which due notice has been given.

Under the Companies Act, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof, or the holders of not less than 20% of the company’s debentures entitled to object to amendments to the memorandum of association, have the right to apply to the Bermuda Supreme Court (the “Court”) for an annulment of any amendment to the memorandum of association adopted by shareholders at any general meeting.

This does not apply to an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Upon such application, the alteration will not have effect until it is confirmed by the Court. An application for an annulment of an amendment to the memorandum of association passed in accordance with the Companies Act may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amendment of Bye-Laws

Under Bermuda law, any rescission, alteration, amendment or adoption of the Seawell Bye-Laws must be approved by a resolution of the board of directors and by an ordinary resolution of the shareholders passed by a simple majority of the votes cast at a general meeting of shareholders.

Seawell’s Bye-Laws provide that the Bye-Laws may be amended from time to time in the manner provided for in the Companies Act, provided that any such amendment shall only become operative to the extent that it has been confirmed by an ordinary resolution passed by a simple majority of the votes cast at a general meeting of Seawell shareholders.

Amalgamations and Business Combinations

Seawell’s Bye-Laws provide that the Seawell board of directors may, with the sanction of an ordinary resolution of the shareholders, amalgamate Seawell with another company (whether or not Seawell will be the surviving company and whether or not such an amalgamation involves a change in the jurisdiction of Seawell).

Variation of Shareholder Rights

Seawell’s Bye-Laws provide that, subject to the Companies Act, all or any of the rights for the time being attached to any class of shares for the time being issued may from time to time be altered or abrogated with the consent in writing of the holders of not less than 75% in nominal value of the issued shares of that class or with the sanction of a resolution passed by a majority of 75% of the votes cast at a separate general meeting of the holders of such shares voting in person or by proxy.

Seawell’s Bye-Laws specify that the rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

Item 5.  Interests of Named Experts and Counsel.

None.

Item 6.  Indemnification of Directors and Officers.

The Companies Act permits a company to indemnify its directors, officers and auditor with respect to any loss arising or liability attaching to such person by virtue of any rule of law concerning any negligence, default, breach of duty, or breach of trust of which the director, officer or auditor may be guilty in relation to the company or any of its subsidiaries; provided that the company may not indemnify a director, officer or auditor against any liability arising out of his or her fraud or dishonesty. The Companies Act also permits a company to indemnify a director, officer or auditor against liability incurred in defending any civil or criminal proceedings in which judgment is given in his or her favor or in which he or she is acquitted, or when the Court, or the Court, grants relief to such director, officer or auditor. The Companies Act permits a company to advance moneys to a director, officer or auditor to defend civil or criminal proceedings against them on condition that these moneys are repaid if the allegation of fraud or dishonesty is proved against them. The Court may relieve a director, officer or auditor from liability for negligence, default, breach of duty or breach of trust if it appears to the Court that such director, officer or auditor has acted honestly and reasonably and, in all the circumstances, ought fairly to be excused.

Seawell’s Bye-Laws provide that the current and former directors, officers and members of board committees of Seawell as well as current and former directors and officers of Seawell’s subsidiaries, shall be indemnified out of the funds of Seawell from and against all civil liabilities, loss, damage or expense incurred or suffered in the capacity as a director, officer or committee member of Seawell, or as a director or officer of any of Seawell’s subsidiaries, and the indemnity extends to any person acting as a director, officer or committee member of Seawell, or as a director or officer of any of Seawell’s subsidiaries in the reasonable belief that he or she has been so appointed or elected notwithstanding any defect in such appointment or election. Such indemnity shall not extend to any matter which would render it void pursuant to the Companies Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers of, or persons controlling, Seawell pursuant to the foregoing provisions, Seawell has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.  Exemption from Registration Claimed.

Not applicable.

Item 8.  Exhibits.

Exhibit No.	Description
5.1*	Opinion of Mello Jones & Martin, regarding legality of securities being registered
10.1	Allis-Chalmers Energy Inc. 2003 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.42 to Allis-Chalmers’ Annual Report on Form 10-K (File No. 002-59583) filed on April 14, 2004).

10.2

Allis-Chalmers Energy Inc. Second Amended and Restated 2006 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on November 12, 2009)

10.3	Seawell Limited 2010 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.5 to Seawell’s Registration Statement on Amendment No. 1 to Form F-4, filed January 24, 2011)
10.4*	Seawell Limited 2007 Share Option Scheme
23.1*	Consent of Mello Jones & Martin (included in Exhibit 5.1)
23.2*	Consent of UHY LLP, Independent Registered Public Accounting Firm to Allis-Chalmers Energy Inc.
23.3*	Consent of PricewaterhouseCoopers AS, Independent Registered Public Accounting Firm to Seawell Limited
24.1*	Powers of Attorney (included as part of the signature page hereto)

*  Filed herewith.

Item 9.  Undertakings.

The undersigned Registrant hereby undertakes:

(a)   (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii)  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

        (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

         (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 24, 2011.

SEAWELL LIMITED
By: Seawell Management AS, its Manager
By:	/s/ Jørgen Rasmussen

Name: Jørgen Rasmussen Title: Chief Executive Officer and President

POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below constitutes and appoints Max Bouthillette and Jørgen Rasmussen, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the person and in his name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments or supplements, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and the Power of Attorney has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Saad Bargach	Chairman of the Board	February 24, 2011
Saad Bargach

/s/ Fredrick Halvorsen	Deputy Chairman of the Board	February 24, 2011
Fredrick Halvorsen

/s/ Jørgen Rasmussen	Director; Chief Executive Officer	February 24, 2011
Jørgen Rasmussen	& President, Seawell Management AS

/s/ Lars Bethuelsen	Chief Financial Officer, Seawell	February 24, 2011
Lars Bethuelsen	Management AS (Principal Financial Officer
& Principal Accounting Officer)

/s/ Max Bouthillette	Executive Vice President and General Counsel,	February 24, 2011
Max Bouthillette	Seawell Management (US) LLC (Authorized
Representative in the United States)

/s/ John Reynolds	Director	February 24, 2011
John Reynolds

/s/ Alejandro P. Bulgheroni	Director	February 24, 2011
Alejandro P. Bulgheroni

/s/ Giovanni Dell’Orto	Director	February 24, 2011
Giovanni Dell’Orto

/s/ Kate Blankenship	Director	February 24, 2011
Kate Blankenship

Exhibit Index

Exhibit No.	Description
5.1*	Opinion of Mello Jones & Martin, regarding legality of securities being registered
10.1	Allis-Chalmers Energy Inc. 2003 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.42 to Allis-Chalmers’ Annual Report on Form 10-K (File No. 002-59583) filed on April 14, 2004)
10.2

Allis-Chalmers Energy Inc. Second Amended and Restated 2006 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on November 12, 2009)

10.3	Seawell Limited 2010 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.5 to Seawell’s Registration Statement on Amendment No. 1 to Form F-4, filed January 24, 2011)
10.4*	Seawell Limited 2007 Share Option Scheme
23.1*	Consent of Mello Jones & Martin (included in Exhibit 5.1)
23.2*	Consent of UHY LLP, Independent Registered Public Accounting Firm to Allis-Chalmers Energy Inc.
23.3*	Consent of PricewaterhouseCoopers AS, Independent Registered Public Accounting Firm to Seawell Limited
24.1*	Powers of Attorney (included as part of the signature page hereto)

*  Filed herewith.